QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

Chesapeake Funding LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year ended December 31,						Period from June 24. 1999 (inception) through December 31,
	2002		2000		2001		1999
Earnings available to cover fixed charges:
Income before income taxes	$84,646		$97,793		$82,130		$36,412
Plus: Fixed charges	63,831		115,722		172,764		71,776

Earnings available to cover fixed charges	$148,477		$213,515		$254,894		$108,188

Fixed charges:
Interest expense	$63,831		$115,722		$172,764		$71,776

Total fixed charges	$63,831		$115,722		$172,764		$71,776

Ratio of earnings to fixed charges	2.33	x	1.85	x	1.48	x	1.51	x

QuickLinks

Chesapeake Funding LLC COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in thousands)